

July 31, 2015

Via Overnight Courier

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Form 40-33 – Civil Action Documents Filed on Behalf of MCG Capital Corporation
        File No. 814-00239

Ladies and Gentlemen:

On behalf of MCG Capital Corporation and its board of directors, enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the Memorandum of Understanding dated as of July 30, 2015 related to the Verified Consolidated Class Action Complaint *in re MCG Capital Corporation Stockholders Litigation* filed with the Court of Chancery of the State of Delaware on June 10, 2015.

If you have any questions regarding this submission, please do not hesitate to call me at (703) 247-7552.

Very truly yours,

Tod K. Reichert
Executive Vice President

Enclosure
cc: Keith Kennedy
            MCG Capital Corporation
        William D. Savitt
        Nicholas Walter
        David E. Shapiro
            Wachtell, Lipton, Rosen & Katz

MEMORANDUM OF UNDERSTANDING

This Memorandum of Understanding ("Memorandum") is entered into as of July 30, 2015, by and among plaintiffs David Ormsby, Ruth Thomas, Casey Boyer, Jeremy Means, Nicholas Ronald Ledonne, and Harold Ginsberg (collectively "Plaintiffs") and Keith Kennedy, Richard W. Neu, Kenneth J. O'Keefe, Kim D. Kelly, Gavin Saitowitz (collectively, the "Individual Defendants"), MCG Capital Corporation ("MCGC" or the "Company"), PennantPark Floating Rate Capital, Ltd. ("PennantPark"), PFLT Panama, LLC ("Merger Sub One"), PFLT Funding II, LLC ("Merger Sub Two"), and PennantPark Investment Advisers, LLC ("Investment Adviser") (collectively, and including the Individual Defendants, "Defendants," and each a "Defendant"). Plaintiffs and Defendants are collectively referred to herein as the "Parties." The Parties are parties to a putative consolidated class action lawsuit currently pending in the Court of Chancery of the State of Delaware (the "Court") captioned *In re MCG Capital Corp. Stockholder Litigation*, Cons. C.A. 10992-VCN (the "Action"). Plaintiffs, by and through their attorneys, have reached an agreement in principle with the Defendants providing for the settlement of the Action (the "Settlement") on the terms and subject to the conditions set forth in this Memorandum.

WHEREAS, on April 28, 2015, MCGC and PennantPark entered into a definitive Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Merger Sub One will merge with and into MCGC, with MCGC continuing as the surviving corporation and as a wholly owned subsidiary of PennantPark, followed immediately thereafter by the merger of MCGC with and into Merger Sub Two, in a transaction in which MCGC stockholders will receive a combination of cash and PennantPark stock valued at approximately $4.75 per MCGC share (the "Merger");

WHEREAS, between May 6 and 18, 2015, Plaintiffs filed six actions[1] challenging the Merger. These complaints alleged, among other things, that the Individual Defendants breached their fiduciary duties to MCGC's stockholders by entering into the Merger Agreement, approving the Merger, and allegedly failing to give adequate consideration to a competing proposal for an alternative transaction with HC2 Holdings, Inc. ("HC2"), and that PennantPark, Merger Sub One, Merger Sub Two and Investment Adviser aided and abetted such breaches;

WHEREAS, on May 18, 2015, PennantPark filed with the United States Securities and Exchange Commission (the "SEC") a Registration Statement on Form N-14 8C (the "Initial N-14") including a Joint Proxy Statement of MCGC and PennantPark and a Prospectus of PennantPark (the "Joint Proxy Statement/Prospectus"), which contained, among other things, various disclosures concerning the Merger;

WHEREAS, on June 3, 2015, the Court entered an Order of Consolidation and Appointment of Co-Lead Counsel that, among other things, consolidated the six actions;

WHEREAS, on June 10, 2015, Plaintiff Ruth Thomas ("Named Plaintiff") filed a Verified Consolidated Amended Class Action Complaint (the "Complaint") that, among other things, added allegations that the Initial N-14 contained material misstatements and omissions;

WHEREAS, on June 16, 2015, PennantPark filed with the SEC a Registration Statement on Form N-14 8C/A (the "Amended N-14");

WHEREAS, on June 25, 2015, the SEC declared the Amended N-14 effective;

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[1]   This six actions are *David Ormsby* v. *Keith Kennedy, et al.*, C.A. No. 10992-VCN (filed May 6, 2015); *Ruth Thomas* v. *MCG Capital Corp., et al.*, C.A. No. 10993-VCN (filed May 6, 2015); *Casey Boyer* v. *MCG Capital Corp., et al.*, C.A. No. 11002-VCN (filed May 8, 2015); *Jeremy Means* v. *MCG Capital Corp.*, C.A. No. 11009-VCN (filed May 11, 2015); *Nicholas Ronald Ledonne* v. *MCG Capital Corp., et al.*, C.A. No. 11019-VCN (filed May 13, 2015); and *Harold Ginsberg* v. *Keith Kennedy, et al.*, C.A. No. 11036-VCN (filed May 18, 2015).

WHEREAS, on June 29, 2015, the Court entered a Stipulation and Order for the Production and Exchange of Confidential Information;

WHEREAS, on July 1, 2015, PennantPark filed with the SEC a Form 429 including the Joint Proxy Statement/Prospectus;

WHEREAS, on July 2, 2015, MCGC filed with the SEC a Definitive Proxy Statement on Schedule 14A (the "Definitive Proxy Statement"), which contained, among other things, various disclosures about the Merger;

WHEREAS, counsel for Plaintiffs and Defendants consensually negotiated the scope of expedited document review and production by Defendants in advance of a possible hearing on a motion for preliminary injunction;

WHEREAS, Defendants produced over 24,000 pages of documents to Plaintiffs on an expedited basis;

WHEREAS, counsel for the Parties engaged in arms'-length discussions and negotiations concerning the potential resolution of the Action, including the negotiation of various supplemental disclosures to MCGC stockholders that Plaintiffs and their counsel requested be made;

WHEREAS, the Parties to the Action have reached an agreement in principle to settle the Action on the terms and subject to the conditions set forth herein (the "Settlement");

WHEREAS, Defendants, solely to avoid the costs, disruption, and distraction of further litigation, and without admitting the validity of any allegations asserted by Plaintiffs, or any liability with respect thereto, have concluded that it is desirable that the claims asserted in the Action against them be settled and dismissed on the terms reflected in this Memorandum;

WHEREAS, all Defendants have denied, and continue to deny, that they have committed or aided and abetted in the commission of any violation of law of any kind or engaged in any of the wrongful acts alleged in the Action, and expressly maintain that they have diligently and scrupulously complied with any and all legal duties;

WHEREAS, Plaintiffs represent that they brought their claims in good faith and continue to believe that their claims have legal merit;

WHEREAS, subject to the completion of certain Additional Discovery (defined below), Plaintiffs have investigated and are continuing to investigate all claims that could have been brought in the Action;

WHEREAS, Plaintiffs' entry into this Memorandum is not an admission as to the lack of merit of any of the claims asserted in the Action;

NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED, by and among the parties hereto:

1.   Stipulation of Settlement. As soon as practicable after the execution of this Memorandum and the satisfactory completion of Additional Discovery (defined below), the Parties agree to seek to negotiate in good faith and execute an appropriate Stipulation of Settlement (the "Stipulation") and will present to the Court the Stipulation and such other documentation as may be necessary to obtain the Court's Final Approval of the Settlement.

2.   Consideration from Defendants. In consideration for the full and final settlement and release of all Released Claims (as defined below) by Plaintiffs and the Class (as defined below) and the dismissal with prejudice of the Action, Defendants agree to make certain supplemental disclosures to the MCGC stockholders through a Current Report on Form 8-K to be filed with the SEC, which disclosures shall contain substantially similar information to that

reflected in Exhibit A hereto (the "Supplemental Disclosures"). Before executing this Memorandum, Named Plaintiff and her counsel were provided with and reviewed the Supplemental Disclosures, and counsel for all other Plaintiffs were provided with the Supplemental Disclosures. Without admitting any wrongdoing or that any of the Supplemental Disclosures were material or required to be made, Defendants acknowledge that the pendency of, and the efforts to settle, the Action were the sole cause underlying Defendants' decision to make the Supplemental Disclosures. Plaintiffs and their counsel believe that, with the addition of the Supplemental Disclosures, the Joint Proxy Statement/Prospectus and Definitive Proxy Statement are materially complete and not misleading.

3. Consideration from Plaintiffs. In consideration of the benefits provided to Plaintiffs and the Class (as defined below) in paragraph 2, Plaintiffs agree to dismiss with prejudice all claims pending in the above-captioned action against Defendants, and to provide Defendants with a release of known or unknown claims as described herein, following the Court's final approval ("Final Approval") of the Settlement. The term "Final Approval" of the Settlement means that the Court has entered a final order and judgment certifying the Class, approving the Settlement, dismissing the Action with prejudice and with each Party to bear its own costs (except those costs set forth in paragraph 9 below), and providing for the releases set forth in paragraph 6 below, and that such final order and judgment is final and no longer subject to further appeal or review, whether by affirmance on or exhaustion of any possible appeal or review, lapse of time, or otherwise; provided, however, and notwithstanding any provision to the contrary in this Memorandum, Final Approval shall not include (and the Settlement is expressly not conditioned on) the award of attorneys' fees and the reimbursement of expenses as provided in paragraph 9 below, and any appeal related thereto.

4.   Additional Discovery. Defendants will provide to Plaintiffs' counsel, and the Settlement will be specifically contingent upon, such final document discovery (if any) and additional deposition discovery (the "Additional Discovery") as the Parties shall agree is reasonably necessary for the Plaintiffs to confirm the fairness, reasonableness, and adequacy of the Settlement and enter a Stipulation of Settlement. The Parties will use their commercially reasonable best efforts to complete such discovery promptly. The Parties expect that Additional Discovery will include the depositions of Defendants Kennedy and Neu and a representative of Morgan Stanley knowledgeable about the Merger, and will use their reasonable best efforts to ensure that such depositions take place.

5.   Stay Pending Final Approval. Pending the negotiation, execution, and Final Approval of the Stipulation, all proceedings in the Action, except for those related to the Settlement, shall be stayed. Plaintiffs agree not to initiate any other proceedings other than those incident to the Settlement itself. The Parties also agree to use their best efforts to prevent, stay, seek dismissal of, or oppose entry of any interim or final relief in favor of any member of the Class in any other litigation against any Party that asserts any Released Claim (as defined below).

6.   Terms of the Stipulation. The Stipulation shall provide, among other things:

(a)   for the certification, pursuant to Court of Chancery Rules 23(a), 23(b)(1), and 23(b)(2), of a non-opt-out class in the Action that includes any and all record holders and beneficial owners of common stock of MCGC who held or owned such stock at any time during the period beginning on and including April 28, 2015, through and including the date of consummation of the Merger (the "Class Period"), including any and all of their respective successors-in-interest, successors, predecessors-in-interest, predecessors, representatives, trustees, executors, administrators, estates, heirs, assigns and transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them, together with their predecessors-in-interest, predecessors, successors-in-interest, successors, and assigns (the "Class"). Excluded from the Class are Defendants and their immediate family members, any entity in which any Defendant has a controlling interest, and any successors-in-interest thereto. Certification of the Class is for settlement purposes only and is dependent on Final Approval;

(b) for the full and complete discharge, dismissal with prejudice on the merits, and settlement and release of, any and all manner of claims, demands, rights, liabilities, losses, obligations, duties, costs, debts, expenses, interest, penalties, sanctions, fees, attorneys' fees, actions, potential actions, causes of action, suits, agreements, judgments, defenses, counterclaims, offsets, decrees, matters, issues and controversies of any kind, nature or description whatsoever, whether known or unknown, disclosed or undisclosed, accrued or unaccrued, apparent or not apparent, foreseen or unforeseen, matured or not matured, suspected or unsuspected, liquidated or not liquidated, fixed or contingent, including unknown claims, that any of the Plaintiffs or any or all other members of the Class ever had, now have, or may have, whether direct, derivative, individual, class, representative, legal, equitable or of any other type, or in any other capacity, based on his, her, or its ownership of MCGC stock during the Class Period, against any of the Released Parties (defined below), based on state law (including, without limitation, all claims relating to fiduciary duties and disclosure), which, now or hereafter, are based upon, arise out of, relate in any way to, or involve, directly or indirectly, any of the actions, transactions, occurrences, statements, representations, misrepresentations, omissions, allegations, facts, practices, events, claims or any other matters, things or causes whatsoever, or any series thereof, that were, could have been, or in the future can or might be alleged, asserted, set forth, claimed, embraced, involved, or referred to in, or related to, directly or indirectly, the Action, or the subject matter thereof in any court, tribunal, forum or proceeding, including, without limitation, any and all claims which are based upon, arise out of, relate in any way to, or involve, directly or indirectly, (i) the Merger or the Merger Agreement; (ii) any deliberations or negotiations in connection with the Merger or the Merger Agreement, including the process of deliberation or negotiation by Defendants, and any of their respective officers, directors, principals, partners or advisors; (iii) the consideration to be received by Class members in connection with the Merger; (iv) the consideration to be received by any other person in connection with the Merger; (v) HC2's or any other potential transaction counterparty's alternative proposals to the Merger; (vi) the Initial N-14, Amended N-14, Joint Proxy Statement/Prospectus, Definitive Proxy Statement, or any other disclosures made available or filed relating to the Merger; (vii) the obligations, if any, of the Released Parties (as defined below) in connection with the Merger; (viii) any benefits or consideration received by any of the Defendants in the Merger; or (ix) any of the allegations in any complaint or amendment(s) thereto filed in the Action (collectively, the "Released Claims"); provided, however, for the avoidance of doubt, the Released Claims shall not include the right to enforce this Memorandum or the Settlement or any claims for appraisal pursuant to Section 262 of the Delaware General Corporation Law;

(c)   that Defendants release Plaintiffs and Plaintiffs' counsel from all claims, complaints, petitions, or sanctions arising out of the investigation, commencement, prosecution, settlement, or resolution of the Action, and shall be barred from asserting same;

provided, however, that such releases will not include a release of the right to enforce this Memorandum or the Settlement;

(d)   whether or not each or all of the following persons or entities were named, served with process, or appeared in the Action, that "Released Parties" means MCG Capital Corporation, Keith Kennedy, Richard W. Neu, Kenneth J. O'Keefe, Kim D. Kelly, Gavin Saitowitz, PennantPark Floating Rate Capital, Ltd., PFLT Panama, LLC, PFLT Funding II, LLC, PennantPark Investment Advisers, LLC, and each of their respective past or present family members, spouses, heirs, trusts, trustees, executors, estates, administrators, beneficiaries, distributees, foundations, agents, employees, fiduciaries, partners, control persons, partnerships, general or limited partners or partnerships, joint ventures, member firms, limited liability companies, corporations, parents, subsidiaries, divisions, affiliates, associated entities, stockholders, principals, officers, managers, directors, managing directors, members, managing members, managing agents, predecessors, predecessors-in-interest, successors, successors-in-interest, assigns, financial or investment advisors, advisors, consultants, investment bankers, funding sources, entities providing any fairness opinion, underwriters, brokers, dealers, lenders, commercial bankers, attorneys, personal or legal representatives, accountants, insurers, co-insurers, reinsurers, and associates, of each and all of the foregoing;

(e)   that, upon Final Approval of the Settlement, any party providing a release (a "Releasing Person") shall waive and relinquish, to the fullest extent permitted by law, the provisions, rights and benefits of any state, federal, or foreign law or principle of common law, which may have the effect of limiting the release set forth above. This shall include a waiver by the Releasing Persons of any rights pursuant to section 1542 of the California Civil Code (or any similar, comparable, or equivalent provision of any federal, state, or foreign law, or principle of common law). The Stipulation shall further provide that Plaintiffs acknowledge, and the members of the Class shall be deemed by operation of the entry of a final order and judgment approving the Settlement to have acknowledged, that the foregoing waiver was separately bargained for, is an integral element of the Settlement, and was relied upon by each and all of the Defendants in entering into the Settlement;

(f)   that Defendants have denied, and continue to deny, any wrongdoing or liability with respect to all claims asserted in the Action, including that they have committed any violations of law, that they have acted improperly in any way, that they have any liability or owe any damages of any kind to Plaintiffs and/or the Class, and that any additional disclosures (including the additional disclosures made in the Supplemental Disclosures) are required under any applicable rule, regulation, statute, or law, but are entering into this Memorandum and will execute the Stipulation solely because they consider it desirable that the litigation be settled and dismissed with prejudice in order to, among other things, (i) eliminate the burden, inconvenience, expense, and distraction of further litigation; and (ii) finally resolve and terminate the Released Claims that were or could have been asserted against Defendants in the litigation;

(g)   that Plaintiffs and their counsel believe that the claims they have asserted in the Action have legal merit, and that their claims were brought in good faith, but that they are entering into this Memorandum and will execute the Stipulation because they believe the Settlement provides benefits to the stockholders of MCGC and is fair, reasonable, and adequate;

(h)   for entry of a final and binding judgment dismissing the Action with prejudice on the merits and, except as set forth in paragraph 9 herein, without costs to any Party; and

(i)   that Defendants shall have the right to withdraw from the Settlement in the event that (i) any court permanently or temporarily enjoins or otherwise precludes the Merger; or (ii) any Released Claim is commenced or prosecuted against any of the Released Parties in any court prior to Final Approval of the Settlement, and (following a motion by any Defendant) any such claim is not dismissed with prejudice or stayed in contemplation of dismissal with prejudice following Final Approval. In the event that any such claim is commenced or prosecuted against any of the Released Parties, the Parties shall cooperate and use their best efforts to secure the dismissal with prejudice thereof (or a stay thereof in contemplation of dismissal with prejudice following Final Approval of the Settlement).

7.   <u>Binding Effect</u>. The Settlement is expressly conditioned on, and the definitive Stipulation will reflect, the following conditions: (a) final certification of the Class as a non-opt-out class; (b) Final Approval of the Settlement; (c) dismissal of the Action with prejudice on the merits as to all members of the Class (including Plaintiffs) without the award of any damages, costs, fees or the grant of further relief except for the payments contemplated by this Settlement; (d) approval of a release of the Released Parties by the Court, in accordance with the definition of Released Claims above; and (e) the consummation of the Merger. All provisions of the Memorandum shall be rendered null and void and of no force and effect in the event that the Court fails to grant Final Approval of the Settlement or the Merger is not consummated for any reason. Additionally, Defendants may, but are not obligated to, render this Memorandum null and void in the event that any Released Claim is commenced or prosecuted

against any of the Released Parties and such claims are not dismissed with prejudice or stayed in contemplation of the dismissal of the Action. In any event of nullification of this Memorandum, the Parties shall be deemed to be in the position they were in prior to the execution of this Memorandum and the statements made herein and in connection with the negotiation of the Memorandum or the Settlement shall not be deemed to prejudice in any way the positions of the Parties with respect to the Action, or any other litigation or judicial proceeding, or to constitute an admission of fact of wrongdoing by any Party, shall not be used or entitle any Party to recover any fees, costs, or expenses incurred in connection with the Action or in connection with any other litigation or judicial proceeding, and neither the existence of this Memorandum nor its contents nor any statements made in connection with the negotiation of this Memorandum or any settlement communications shall be admissible in evidence or shall be referred to for any purpose in the Action or in any other litigation or judicial proceeding.

8.   Modifications to the Merger. Plaintiffs acknowledge and agree that the parties to the Merger may make amendments or modifications to the Merger, including amendments or modifications to the Merger Agreement, prior to the effective date of the Merger. Plaintiffs agree that they will not challenge or object to any such amendments or modifications so long as it does not change the Merger consideration to the Class's detriment, materially change any other terms of the Merger that would be materially adverse to the Class's interests, or materially conflict with this Memorandum.

9.   Attorneys' Fees. Defendants recognize that Plaintiffs' counsel intend to apply for an award of attorneys' fees and expenses. The Parties will seek to negotiate attorneys' fees and expenses after conducting Additional Discovery and reaching agreement on the substantive terms of the Stipulation. In the event the Parties reach an agreement on the amount

of Plaintiffs' petition for attorneys' fees and expenses, Plaintiffs will not seek attorneys' fees or expenses from the Court in excess of the amount negotiated and agreed to with counsel for Defendants in the Action. In the event the Parties are unable to reach agreement concerning such attorneys' fees and expenses, Defendants may oppose the amount of any application for attorneys' fees and expenses made by Plaintiffs. Any fees and expenses awarded by the Court in connection with the Settlement shall be payable within ten (10) business days of the entry of an order awarding them. Plaintiffs' counsel shall be jointly and severally responsible for the repayment of any such fees as may be reduced or rescinded upon a successful appeal or collateral attack. Any failure by the Parties to reach agreement in the Stipulation on an amount of attorneys' fees and expenses, or by the Court to approve the amount of such attorneys' fees, shall not affect the validity of the Settlement.

10. <u>Injunction Against Further Proceedings</u>. If, before Final Approval of the proposed Settlement by the Court, any action was or is filed in any court asserting claims that are related to the subject matter of the Action, the Parties agree to take any and all necessary actions to prevent, stay, or seek dismissal of such action, and to oppose entry of any interim or final relief in favor of any member of the Class in any other litigation against any of the Parties to this Memorandum that challenges the Settlement or otherwise involves a Released Claim.

11. <u>Representations and Warranties</u>. This Memorandum will be executed by counsel for the Parties, each of whom represents and warrants that they have the authority from their respective client or clients to enter into this Memorandum and bind their respective client or clients thereto. Plaintiffs' counsel further represent that Named Plaintiff has been a continuous stockholder of MCGC at all relevant times and has not assigned, encumbered, or otherwise transferred, in whole or in part, the claims in the Action. Proof of Named Plaintiff's ownership

will be provided to Defendants' counsel before the filing of the Stipulation with the Court. Each of the undersigned attorneys affirms that he or she has been duly empowered and authorized to enter into this Memorandum.

12. <u>Governing Law</u>. This Memorandum, the Stipulation, and the Settlement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to any state's principles governing choice of law.

13. <u>Jurisdiction and Venue</u>. Each Party hereto irrevocably and unconditionally submits to and accepts the exclusive jurisdiction of the Court for any action, suit, or proceeding arising out of or relating in any way to this Memorandum or any matter relating to it, and waives any objection that it may have to the laying of venue in the Court or that the Court is in an inconvenient forum or does not have personal jurisdiction over it.

14. <u>No Admission of Liability</u>. The provisions contained in this Memorandum shall not be deemed a presumption, concession, or admission by any Defendant of any fault, liability, wrongdoing as to any facts or claims that have been or might be alleged or asserted in the Action or any other action or proceeding that has been, will be, or could be brought, and shall not be interpreted, construed, deemed, invoked, offered, or received in evidence or otherwise used by any person in the Action or in any other action or proceeding, whether civil, criminal, or administrative, for any purpose other than as provided for expressly herein.

15. <u>Binding on Successors</u>. This Memorandum shall be binding upon and inure to the benefit of the Parties and their respective agents, executors, heirs, legal representatives, successors, and assigns.

16. <u>Modification</u>. This Memorandum shall only be modified or amended by a writing, signed by all of the signatories hereto, that refers specifically to this Memorandum.

17. <u>Execution by Counterparts</u>. This Memorandum may be executed in any number of actual, telecopied, or electronically distributed counterparts and by each of the different Parties on several counterparts, each of which when so executed and delivered will be an original. The executed signature page(s) from each actual, telecopied, or electronically-distributed counterpart may be joined together and attached and will constitute one and the same instrument.

18. <u>Miscellaneous</u>. This Memorandum constitutes the entire agreement among the Parties to this Memorandum with respect to the subject matter hereof, supersedes all written or oral communications, agreements or understandings that may have existed prior to the execution of this Memorandum, and may be modified or amended only by a writing signed by the Parties hereto. This Memorandum shall be binding upon and inure to the benefit of the Parties and their respective agents, executors, heirs and assigns, provided that no Party shall assign or delegate its rights or responsibilities under this Memorandum without the prior written consent of the other Parties. The Released Parties who are not Parties hereto shall be third party beneficiaries under this Memorandum entitled to enforce this Memorandum in accordance with its terms.

19. <u>Notification to the Court</u>. Promptly upon execution of this Memorandum, Plaintiffs' counsel shall inform the Court of the proposed Settlement and provide a copy of this Memorandum to the Court.

Dated: July 30, 2015

KAHN SWICK & FOTI, LLC	LEVI & KORSINSKY, LLP
/s/ Michael J. Palestina	*/s/ Shane T. Rowley*
Michael J. Palestina	Shane T. Rowley
206 Covington Street	30 Broad Street, 24th Floor
Madisonville, Louisiana 70447	New York, New York 10004
(504) 455-1400	(212) 363-7500
Co-Lead Counsel for Plaintiffs	*Co-Lead Counsel for Plaintiffs*

ANDREWS & SPRINGER, LLC	RIGRODSKY & LONG, P.A.
/s/ Peter B. Andrews	*/s/ Gina M. Serra*
Peter B. Andrews (Bar No. 4623)	Seth D. Rigrodsky (Bar No. 3147)
Craig J. Springer (Bar No. 5529)	Brian D. Long (Bar No. 4347)
Building C, Suite 305	Gina M. Serra (Bar No. 5387)
Wilmington, Delaware 19807	Jeremy J. Riley (Bar No. 5791)
(302) 504-4957	2 Righter Parkway, Suite 120
	Wilmington, Delaware 19803
Delaware Counsel for Plaintiffs	(302) 295-5310
	Delaware Counsel for Plaintiffs

DECHERT LLP	YOUNG CONAWAY STARGATT & TAYLOR, LLP
/s/ David A. Kotler	*/s/ Martin S. Lessner*
David A. Kotler	Martin S. Lessner (Bar. No. 3109)
Suite 500, 902 Carnegie Center	Paul J. Loughman (Bar No. 5508)
Princeton, New Jersey 08540	1000 North King Street
	Wilmington, Delaware 19801
Attorney for PennantPark Floating Rate Capital, Ltd., PFLT Panama, LLC, PFLT Funding II, LLC, and PennantPark Investment Advisers, LLC	(302) 571-6600
	Attorneys for PennantPark Floating Rate Capital, Ltd., PFLT Panama, LLC, PFLT Funding II, LLC, and PennantPark Investment Advisers, LLC

WACHTELL, LIPTON ROSEN & KATZ   ROSS ARONSTAM & MORITZ LLP

/s/ Nicholas Walter	*/s/ Garrett B. Moritz*
Nicholas Walter	Bradley R. Aronstam (Bar No. 5129)
51 West 52nd Street	Garrett B. Moritz (Bar No. 5646)
New York, New York 10019	Benjamin Z. Grossberg (Bar No. 5615)
(212) 403-1000	100 South West Street, Suite 400
	Wilmington, Delaware 19801
Attorney for Defendants Keith Kennedy, Richard W. Neu, Kenneth J. O'Keefe, Kim D. Kelly, Gavin Saitowitz and MCG Capital Corporation	(302) 576-1600
	Attorneys for Defendants Keith Kennedy, Richard W. Neu, Kenneth J. O'Keefe, Kim D. Kelly, Gavin Saitowitz and MCG Capital Corporation

EXHIBIT A

On page 91, the following sentence is inserted after the first sentence of the final paragraph:

The MCG board of directors discussed with representatives of Morgan Stanley & Co. LLC ("Morgan Stanley"), among other things, the ongoing pressure on valuations in the BDC sector, MCG's inability to issue stock with its stock price trading below NAV, the difficulties of making acquisitions in such a situation, dividend sustainability, and the interest in BDCs from certain entities looking to increase their capital.

On page 91, the final sentence of the final paragraph is amended and restated as follows:

Following a thorough review of MCG's investment portfolio and market conditions, the MCG board of directors determined to explore strategic alternatives for the company and to formally engage Morgan Stanley as its financial adviser and Wachtell, Lipton, Rosen & Katz ("Wachtell Lipton") as its legal adviser in the matter.

On page 92, the first two sentences of the second full paragraph are amended and restated as follows:

Following the public announcement, Morgan Stanley contacted a total of 103 potential counterparties to solicit their interest in pursuing a strategic transaction with MCG. These potential counterparties consisted of 51 BDCs, 9 specialty finance companies, 39 private equity and credit funds, and 4 asset managers. Of those contacted, 52 entered into confidentiality agreements with MCG that included customary terms regarding non-disclosure of MCG's non-public information but that did not include "standstill" provisions that could have limited any of these parties from making a subsequent offer. These 52 counterparties consisted of 29 BDCs, 4 specialty finance companies, and 19 private equity and credit funds.

On page 92, the third and fourth sentences of the fourth full paragraph are amended and restated as follows:

The MCG board of directors discussed with its financial and legal advisers the desirability of reducing the number of parties in the process in order to better focus on and negotiate with those parties who seemed more likely to produce the strongest final bids and to consummate a transaction. Following a detailed discussion, the MCG board of directors instructed Morgan Stanley to inform four parties, including PFLT, that they had been selected to continue in the process and were invited to submit definitive transaction proposals. The MCG board of directors also instructed Morgan Stanley to inform a BDC that had submitted a preliminary indication of interest that the preliminary indication did not provide sufficient value but that it was invited to revise its proposal to offer greater value to MCG stockholders.

On page 98, the final sentence of the final paragraph is restated as follows:

Representatives of Morgan Stanley also informed the MCG board of directors that, in the two previous years, Morgan Stanley or its affiliates had provided financing services for PFLT and its affiliates, for which Morgan Stanley and its affiliates had received fees. For a further discussion of the opinion of Morgan Stanley, and the compensation Morgan Stanley and its affiliates received for such financing services, see "The Merger—Opinion of Morgan Stanley & Co. LLC."

On page 123, the following language is inserted after the phrase "$167 million" in the third sentence under the heading "Historical NAV per Share Analysis":

(equating to a NAV per share of MCG Common Stock of $4.521)

On page 124, the following table and text is inserted after the bulleted list:

The specific current and historical financial information, ratios and public market multiples that Morgan Stanley used to compare MCG with each of the selected companies is set forth in the following table (with all market data being as of April 24, 2015):

Company	Market Value ($ in millions)	Total Assets ($ in millions)	LTM Total Return	Price / 2015E EPS	Price / 2016E EPS	Price / NAV	Current Dividend Yield
MCG Capital Corp.	$151	$184	13.8%	N/M	N/A	0.87x	-
Alcentra Capital Corp.	$186	$272	N/A	9.9x	9.8x	0.92x	9.9%
American Capital Senior Floating, Ltd.	$134	$282	(0.7)%	11.2x	11.2x	0.93x	8.7%
Capitala Finance Corp.	$291	$550	(4.8)%	9.5x	9.0x	0.95x	10.6%
CM Finance Inc.	$185	$356	(1.5)%	9.7x	9.6x	0.91x	10.2%
Fidus Investment Corp.	$272	$436	(9.6)%	10.2x	9.7x	1.12x	9.0%
Firsthand Technology Value Fund, Inc.	$118	$263	(26.5)%	30.6x	20.4x	0.63x	-
Garrison Capital Inc.	$252	$506	6.1%	9.7x	9.6x	0.96x	9.3%
Gladstone Capital Corp.	$187	$344	(9.8)%	10.5x	10.6x	0.95x	9.5%
Gladstone Investment Corp.	$229	$412	(4.4)%	10.2x	N/A	0.88x	9.9%
GSV Capital Corp.	$189	$486	2.6%	28.0x	14.0x	0.66x	-
Horizon Technology Finance Corp.	$166	$225	6.5%	10.6x	9.8x	1.00x	9.7%
KCAP Financial, Inc.	$227	$510	(23.9)%	9.8x	8.5x	0.89x	13.6%
Medallion Financial Corp.	$260	$632	(24.4)%	8.9x	8.5x	0.94x	9.1%
Monroe Capital Corp.	$175	$244	10.7%	9.0x	8.6x	1.03x	9.7%
MVC Capital, Inc.	$221	$597	(26.1)%	10.3x	N/A	0.61x	5.5%
OFS Capital	$118	$341	(4.2)%	9.5x	8.1x	0.86x	11.1%

Corp.							
OHA Investment Corp.	$117	$242	(19.3)%	N/A	N/A	0.76x	8.5%
PennantPark Floating Rate Capital, Ltd.	$210	$356	2.3%	11.5x	12.1x	1.00x	8.1%
Solar Senior Capital Ltd.	$187	$385	(4.0)%	11.7x	11.3x	0.92x	8.7%
Stellus Capital Investment Corp.	$187	$327	(7.8)%	9.5x	8.9x	0.90x	10.8%
TriplePoint Venture Growth BDC Corp.	$238	$326	(6.2)%	9.0x	8.5x	0.99x	10.0%
WhiteHorse Finance, Inc.	$190	$427	(6.7)%	9.5x	9.4x	0.84x	11.2%

On page 127, the following language is inserted after the phrase "from 2015 to 2019" in the first bullet under the heading "Dividend Discount Analysis":

(which dividends per share of PFLT Common Stock were estimated to be $1.10 in 2015, $1.03 in 2016, $1.02 in 2017, $1.03 in 2018 and $1.04 in 2019)

On page 127, the seventh bullet under the heading "Dividend Discount Analysis" is amended and restated as follows:

$50 million equity capital raises in each year from 2015 to 2019 (which was selected by Morgan Stanley based on its estimate of the amount of additional equity capital PFLT would need to support portfolio growth while allowing it to comply with all of its required debt ratios), in each case at an issuance price equal to the NAV per share of PFLT Common Stock (which was determined by Morgan Stanley based on the fact that (i) PFLT had never raised equity capital at an issuance price that was less than the NAV per share of PFLT Common Stock and (ii) the PFLT board of directors did not have the authority to issue additional equity at an issuance price that is less than the NAV per share of PFLT Common Stock without the prior receipt of PFLT stockholder approval);

On page 127, the following language is inserted after the phrase "PFLT Common Stock" in the eighth bullet under the heading "Dividend Discount Analysis":

(which was selected by Morgan Stanley based on the fact that (i) shares of PFLT Common Stock had not historically traded above a P/NAV of 1.0x and (ii) in Morgan Stanley's view, potential buyers of PFLT's loan portfolio would likely apply a discount when acquiring such loans)

On page 127, the following language is inserted after the phrase "4.4% to 6.4%" in the ninth bullet under the heading "Dividend Discount Analysis":

(which was calculated by Morgan Stanley based on a (i) risk free rate of 1.93% (based on the 10-year treasury spot rate as of April 24, 2014), (ii) 6% market risk premium (based on Morgan Stanley internal estimates) and (iii) predicted beta of 0.57 (based on a select set of PFLT peer companies); using these inputs, Morgan Stanley calculated a cost of equity of 5.4% and then applied an upside and downside sensitivity range of 1%)

On page 128, the following sentence is inserted before the first sentence in the final paragraph:

In the two years prior to the date of its opinion, Morgan Stanley and its affiliates have not been engaged on any financial advisory or financing assignments for MCG, and have not received any fees for such services from MCG during this time.